Exhibit 6.8

PROMISSORY NOTE

THE PARTIES. This Unsecured Promissory Note (“Note”) made on December 20, 2021, is by and between:

Borrower: THE SEMINAR SOLUTION, LLC with a mailing address of 211 N. Lois Ave., Tampa, FL 33609 (“Borrower”), and

Lender: RAD Diversified REIT, Inc. with a mailing address of 211 N. Lois Ave., Tampa, FL 33609 (“Lender”).

LOAN TERMS. The Lender agrees to lend to the Borrower under the following terms:

a.	Principal Amount: One million, eight hundred eighty-two thousand five hundred seventy-seven dollars and ninety nine-cents ($1,882,577.99), plus any additional amounts borrowed no later than September 30, 2023 (maximum principal balance $2,500,000.00)
b.	Interest Rate: 0.95% compounded Annualy

Hereinafter known as the “Loan Proceeds.”

PAYMENTS. The full balance of the Loan Proceeds, including all accrued interest and any other fees or penalties, is due and payable no later than December 31, 2023.

PAYMENT IS DUE. Any payment made by the Borrower is considered late if made more than 30 day(s) after any payment due date of (12/31/2023). This shall include, but not be limited to, any payment made related to the Repayment Period, the Due Date, or any other payment mentioned in this Note.

LATE FEE. If the Borrower makes a late payment for any Payment Due Date, there shall be (None).

SECURITY. This Note shall be unsecured; therefore, no security or collateral shall be provided as part of this note.

1.	WAIVER OF PRESENTMENTS. Borrower waives presentment for payment, a notice of dishonor, protest, and notice of protest.

2.	NON-WAIVER. No failure or delay by Lender in exercising Lender’s rights under this Note shall be considered a waiver of such rights.

3.	SEVERABILITY. In the event that any provision herein is determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any other provision, all of which shall remain in full force and effect.

4.	INTEGRATION. There are no agreements, verbal or otherwise that modify or affect the terms of this Note. This Note may not be modified or amended except by a written agreement signed by Borrower and Lender.

5.	CONFLICTING TERMS. The terms of this Note shall control over any conflicting terms in any referenced agreement or document.

6.	NOTICE. Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, (c) by facsimile, or (d) by a commercial overnight courier that guarantees next day delivery and provides a receipt, and such notices shall be made to the parties at the addresses listed above.

7.	EXECUTION. The Borrower executes this Note as a principal and not as a surety. If there is a Co-Signer, the Borrower and Co-Signer shall be jointly and severally liable under this Note.

8.	GOVERNING LAW. This Note shall be governed under the laws in the State of Florida.

ENTIRE AGREEMENT. This Note contains all the terms agreed to by the parties relating to its subject matter, including any attachments or addendums. This Note replaces all previous discussions, understandings, and oral agreements. The Borrower and Lender agree to the terms and conditions and shall be bound until the Borrower repays the Borrowed Money in full.

*Signature Below*

Lender Signature:	Date:

Print Name:

Borrower Signature:	Date:

Print Name: